NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission ('SEC') of its intention to remove the entire class of the Common Stock of CIBER, Inc. (the 'Company') from listing and registration on the Exchange at the opening of business on May 19, 2017, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Exchange reached its decision pursuant to Section 802.01D of the Listed Company Manual (the ‘Manual’) based on the Company’s April 6, 2017 announcement that the Company has commenced cases for a voluntary plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court in the District of Delaware. In reaching its delisting determination, NYSE Regulation noted the uncertainty as to the timing and outcome of the bankruptcy process, as well as the uncertainty as to the ultimate effect of this process on the value of the Company's common stock. 1. Section 802.01D of the Manual states that the Exchange would normally give consideration to suspending or removing from the list a security of a company when the exchange receives authoritative advice that the security is without value. 2. Based on the Company’s April 6, 2017 announcement mentioned above, on April 10, 2017, the Exchange determined that the Common Stock of the Company should be suspended immediately from trading, and directed the preparation and filing with the SEC of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by phone and by letter on April 10, 2017. 3. Pursuant to the above authorization, a press release was immediately issued and an announcement was made on the ‘ticker’ of the Exchange immediately and at the opening of the trading session on April 10, 2017 of the suspension of trading in the Common Stock. Similar information was included on the Exchange’s website. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.